September 17, 2007

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: H. Roger Schwall John Cannarella Kimberly Calder Carmen Moncada-Terry
Re:	McMoRan Exploration Co.
Registration Statement on Form S-3
Filed July 11, 2007
File No. 333-144496

Form 8-K/A
Filed on August 16, 2007
File No. 1-07791

Ladies and Gentlemen:

McMoRan Exploration Co. (the “Company”) is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated September 11, 2007, with respect to our above-captioned periodic report.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 8-K/A filed on August 16, 2007

Note (i)

Comment 1:  Please tell us why you believe the adjustment to operating overhead costs is an appropriate pro forma adjustment.  It appears you are making an adjustment to the historical financial statements of Newfield Properties.  Please refer to Rule 11-02(b)(6) of Regulation S-X and tell us how this adjustment is actually supportable and directly attributable to the transaction.

September 17, 2007

Response 1: Certain of the amounts reflected in note (i) of our unaudited pro forma condensed consolidated statements of operations represent actual reimbursement of overhead costs attributable to the operation of the Newfield Properties acquired from Newfield Exploration Company (“Newfield”) determined under the industry-standard COPAS operating agreements form.  These amounts, which are (1) directly attributable to the acquired properties and (2) identifiable within the Newfield’s business records, were classified by Newfield as a reduction of general and administrative expenses in its financial statements   General and administrative expenses were excluded from the audited and unaudited statements of revenues and direct operating expenses of the Newfield Properties.   The other amounts in note (i) are entries to reclassify Newfield’s production and handling income from operating costs to service revenue to conform such amounts with McMoRan historical presentation.  Because McMoRan classifies COPAS overhead reimbursement fees and production and handling income as Service Revenues within its financial statements in accordance with applicable accounting guidance, it reflected these amounts within Service Revenues in the respective unaudited pro forma condensed consolidated statements of operations.

Note (l)
Comment 2:  Adjustments for estimated annualized incremental general and administrative costs are not appropriate pro forma adjustments, as such amounts are not factually supportable or directly attributable to the transaction.  Please revise to remove.  Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response 2:  In considering the general and administrative costs included in note (l) of our unaudited pro forma condensed consolidated statements of operations we reviewed the following requirements of Regulation S-X Rule 11-02 (b) 6 to determine if such costs were (1) directly attributed to the transaction, (2) expected to have a continuing impact on the registrant, and (3) are factually supportable.

We believe that all general and administrative costs included in this note meet these requirements.   The components of these general and administrative expenses reflect amounts arising directly from the acquisition transaction, primarily the compensation of former Newfield and additional personnel hired by McMoRan to administer the operation of the Newfield Properties and the annual rent for the recently leased office space in Houston, Texas, in which these personnel will work.  These costs will have a continuing impact, and are factually supported (i.e. the office lease agreement, employment arrangements and other contracts).

We will revise our disclosure in Note (l) to read as follows (changes to previous disclosure are underlined):

Represents continuing annualized incremental general and administrative costs directly relating to the acquisition for compensation expense associated with former Newfield and newly-hired personnel retained by McMoRan that are required to administer the operation of the Newfield properties and facility costs associated with establishing a new office location in Houston, Texas.

September 17, 2007

Note (m)

Comment 3: We note your disclosure in Note m. Please clarify if the related debt financings are based on either the current interest rate or the interest rate for which you have a commitment.  If actual rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8 variance in interest rates.

Response 3: The amounts disclosed in note (m) of McMoRan’s unaudited pro forma condensed consolidated statements of operations represented interest expense on the additional debt McMoRan incurred to fund the acquisition.   The amount of interest on the $700 million revolver is variable.  The rates used in the pro forma disclosure approximated the current rate at the time of the acquisition.  McMoRan calculated the interest on the $800 million interim bridge loan facility using an average annual rate of 11 percent.   Under terms of the interim bridge term loan facility, the applicable interest rate is LIBOR plus 4.50 basis points provided the interest rate must be at least 10 percent but can not exceed 12 percent.   The applicable margin increases by 50 basis points every 90 days thereafter but the applicable floor and ceiling remain in effect.

McMoRan will revise its disclosure in footnote (m) to read as follows (changes to previous disclosure are underlined):

Represents interest expense on $800 million bridge loan facility at an assumed annual average interest rate of 11 percent.  McMoRan intends to refinance the bridge loan with long term notes, equity and equity-linked securities.   Interest on the $394 million of borrowings under the senior secured revolving credit facility is based on an assumed average annual interest rate of 7.5 percent.  The $100 million drawn under the letter of credit provision of the revolving credit facility accrues interest at an annual rate of 2.5 percent, and there is an annual 0.5 percent unused commitment fee.

McMoRan’s bridge loan facility accrues interest at an effective annual rate of at least 10 percent but not exceeding 12 percent.  The current rate under the bridge loan facility is 10 percent.  The revolver is also subject to variable interest rates with rates stated above approximating the market interest rates at the time of the acquisition.  If the effective annual interest rates were to increase or decrease by 0.125 percent from the amounts disclosed above, the pro forma interest expense would change by approximately $1.9 million.

Note (o)

Comment 4: Please clarify if the tax effects of the purchase price allocation were calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented. If taxes are not calculated on that basis, or if unusual effects of loss carry forwards or other aspects of tax accounting are depicted,

September 17, 2007

please provide an explanation in your pro forma note. Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

Response 4:  McMoRan has substantial unrecognized tax benefits, including significant net operating loss carryforwards (“NOLs”), that would be available to apply against any future taxable income generated by its operations.  McMoRan has recorded no related income tax benefit in its historical financial statements because of its history of operating losses.   The unaudited pro forma financial statements presented assume that none of these deferred tax assets are currently recognized as a result of the acquisition because of limitations promulgated under SFAS No. 109 with respect to recording deferred tax assets when negative evidence exists, including a history of operating losses.  The weight of such negative evidence is generally viewed as an impediment to overcoming the “more likely than not” realization criteria of SFAS No. 109.  Until such time that McMoRan establishes a history of reporting operating income, it will continue to appropriately carry a full valuation allowance against its net deferred tax assets.  Additionally, although McMoRan has substantial NOLs available to reduce its future regular taxable income, it is still subject to U.S. alternative minimum tax regulations.  In applying the tax effect to the pro forma results of operations, McMoRan assumed the use of its NOLs as a reduction of its estimated regular tax obligations and accordingly reflected a net effective tax rate of 2 percent after considering applicable alternative minimum taxes.

To clarify the tax effects, McMoRan will revise its disclosure in note (o) to read as follows (changes to previous disclosure are underlined):

There were no pro forma adjustments for the income tax effects of the purchase price allocation reflected in the accompanying pro forma financial statements because of McMoRan’s substantial net deferred tax asset position prior to and after the effects of the acquisition of the Newfield Properties which, for historical and pro forma reporting purposes, has been reduced to zero by a full valuation allowance reserve.  A full valuation allowance has been established against such net deferred tax assets because of McMoRan’s history of operating losses and the related limitations imposed against recognizing deferred tax assets under generally accepted accounting principles when a company has a history of cumulative operating losses generated in recent years.

For purposes of the pro forma statement of operations, it is assumed that McMoRan has the ability to fully offset its regular taxable income through the use of existing net operating loss carryforwards (“NOLs”).  However, under the alternative minimum tax  rules, use of the NOLs is limited to 90 percent of the alternative minimum taxable income (“AMTI”). Therefore, for pro forma presentation purposes, the alternative minimum tax rate of 20 percent was applied to the remaining 10 percent of the AMTI, resulting in an effective 2 percent tax rate, which represents McMoRan’s current applicable effective tax rate.

September 17, 2007

Internal Revenue Code Section 382 (“Section 382”), includes provisions that if a change of control (as defined) occurs with respect to McMoRan’s equity ownership, McMoRan could be limited with respect to the amount of NOLs that may be used annually to offset future taxable income, if any.  Currently, McMoRan believes that no recent change of control has occurred that would limit its ability to utilize its NOLs.  However, as discussed in footnote (a) above, McMoRan intends to refinance its interim Bridge Loan Facility through the issuance of long-term notes, equity and/or equity linked securities, the impact of which could result in future changes in control  of McMoRan’s stock.   For purposes of the pro forma statements of operations, it is assumed Section 382 will not limit the use of McMoRan’s NOLs.

Comment 5: Please clarify how you determined that the use of net operating loss carryovers in calculating your adjustment for tax effects was factually supportable and will have a continuing impact as required by Rule 11-02(b)(6) of Regulation S -X.

Response 5:  As noted in response No. 4, McMoRan has substantial NOLs as documented in its federal and state income returns on file.  Such NOLs are available to offset future taxable income for numerous years extending through 2026.  McMoRan is unaware of any currently existing matters that would impede its ability to use such NOLs to fully offset future regular taxable income.  Management has performed an analysis to evaluate whether, within the previous three-year period, changes in ownership levels of McMoRan’s stock have potentially triggered any change of control NOL limitations under Section 382 of the Internal Revenue Code.  The analysis indicated that no such limitations have been triggered.

Therefore, we believe that the assumed use of the available NOLs in calculating the pro forma tax effects of the Newfield property acquisition is factually supportable and will have a continuing impact as set forth in Rule 11-02(b) of Regulation S-X.

Prospectively, if a change in control were to occur, the amount of NOLs that could be used annually to offset taxable income would be limited to approximately 4.5 percent of the fair market value of McMoRan’s common stock as determined immediately before the change of control, if any.

Note (p)

Comment 6: Tell us how the interest costs associated with the senior secured term loan is directly attributable to the current transaction as required by Rule 11-02(b)(6) of Regulation S-X.  If not, please remove the adjustment

Response 6:  McMoRan believes the repayment and termination of the senior secured term loan was directly attributable to the acquisition transaction because its repayment was a requirement under the financing arrangements used to fund the acquisition of the Newfield Properties.  Accordingly, the interest expense associated with the senior secured term loan was eliminated

September 17, 2007

because the borrowing of such funds to repay and terminate the senior term loan occurred at closing of the acquisition and the debt amounts used to calculate pro forma interest expense in note (m) included the borrowings to repay the principal amount outstanding under the senior secured term loan.  McMoRan believes this provides an accurate reflection of pro forma interest expense related to the financing of the acquisition for the respective periods presented.

McMoRan will revise its disclosure in Note (p) to read as follows (changes to previous disclosure are underlined):

Represents removal of the related interest costs associated with the senior secured term loan that was finalized on January 19, 2007, repayment of which was required under the financing arrangements used to fund the acquisition of the Newfield Properties.
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The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (504) 582-1812.

Sincerely,

/s/ Nancy D. Parmelee
  Nancy D. Parmelee
  Senior Vice President,
Chief Financial Officer & Secretary

cc:           Douglas N. Currault II
Kathleen L. Quirk
C. Donald Whitmire, Jr.